Joseph A. Herz, Esq.

Tel 212.801.6926

Fax 212.805.5539

HerzJ@gtlaw.com

August 7, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Washington, D.C. 20549

Attention:	Craig Arakawa Linda Cvrkel Pam Howell Michael Killoy

Re:	Constellation Alpha Capital Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed August 2, 2019

SEC Comment Letter dated August 6, 2019

File No. 333-232181

Ladies and Gentlemen:

This letter is submitted on behalf of Constellation Alpha Capital Corp. (the “Company”), in response to the comments of the staff of the Office of Beverages, Apparel and Mining (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-4 filed with the Commission on August 2, 2019 (“Amendment No. 2”), as set forth in the Staff’s letter to Mr. Rajiv Shukla of the Company dated August 6, 2019 (the “Comment Letter”). The Company is concurrently submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”) which includes changes in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with the Company’s responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the Company’s responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Amended Form S-4 filed August 2, 2019

Prospectus Summary, page 19

1.	We note the reference on page 23 to conversion of the convertible promissory notes dependent on whether the conversion occurs before or after September 25, 2019. We note

United States Securities and Exchange Commission

Division of Corporation Finance

August 7, 2019

company’s proxy statement filed on February 26, 2019 and the vote reported on the Form 8-K filed March 25, 2019 extended the time the company has to complete a business combination to September 23, 2019. Please advise as to how the company would be able to complete the business combination after September 23, 2019 or revise.

Response:

In response to the Staff’s comment, the Company would be able to complete the business combination after September 23, 2019 if it obtained the requisite shareholder approval to amend Section 23.2 of the Company’s Articles of Association (filed as Exhibit 3.1 to Form 8-K filed by the Company on March 25, 2019) to extend the deadline for completing a business combination to a later date. To obtain such shareholder approval, the Company would need to call a special meeting of its shareholders to vote on the proposed amendment to the Company’s Articles of Association. In further response to the Staff’s comment, the Company has revised the disclosure on pages 23, 74 and 108 of Amendment No. 3.

Material U.S. Federal Income Tax Consequences of the Business Combination, page 109

2.

We partially reissue prior comment 3. We continue to note the statement that in the opinion of counsel, the following is a description of the material federal income tax consequences of the business combination. Please remove this statement, as a description of the law is not sufficient. For guidance, see Section III.C.2 of Staff Legal Bulletin No. 19.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of Amendment No. 3.

Material U.S. Federal Income Tax Consequences of the Domestication, page 137

3.

We note your revised disclosure in response to comment 4 and we reissue. We continue to note the statement that in the opinion of counsel, the following is a description of the material federal income tax consequences of the business combination. Please remove this statement as a description of the law is not sufficient. For guidance, see Section III.C.2 of Staff Legal Bulletin No. 19. In addition, please revise the PFIC Considerations section and the tax opinion, to clearly include the opinion of counsel.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 137, 141 and 142 of Amendment No. 3.

United States Securities and Exchange Commission

Division of Corporation Finance

August 7, 2019

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Please do not hesitate to call me at (212) 801-6926 should you have any questions regarding Amendment No. 3 or the above responses.

Sincerely yours,

/s/ Joseph A. Herz
Joseph A. Herz

cc:	Mr. Rajiv Shukla

Mr. Craig Pollak

Mr. Steven Kemper

Jeremy Glaser, Esq.